Exhibit 21.1
List of Subsidiaries

Castellum, Inc.

Subsidiary Name	State of Organization	Percentage Owned

Corvus Consulting, LLC (“Corvus”)	Virginia	100%

Specialty Systems, Inc. (“SSI”)	New Jersey	100%

Global Technology and Management Resources, Inc. (“GTMR”)	Maryland	100%
CTM JV, LLC	Nevada	1%
Castellum Advanced Technology Products, Inc.	Nevada	100%